Exhibit 7.23

(Translation)

Memorandum of Understanding

Mizuho Leasing Company, Limited (“Tiger”) and Marubeni Corporation (“Phoenix”) hereby enter into this Memorandum as of 6 November 2019 (Japan Standard Time) as stated below in order to confirm the agreements and understandings between Tiger and Phoenix which will be required in relation to the Merger Agreement (as defined below) and the Limited Guaranty (as defined below) concluded for the purpose of acquiring all of the shares (excluding the Shares Already Owned by Phoenix (as defined below)) of Laputa (the “Target Company”) jointly by Tiger and Phoenix. In this Memorandum, the Merger Agreement means the Agreement and Plan of Merger entered into by and among MM Air Limited (the “Parent”), MM Air Merger Sub Limited (the “Merger Sub”) and the Target Company on 6 November 2019 (Japan Standard Time), and the Limited Guaranty means the Limited Guaranty entered into by and between Tiger and Phoenix on 6 November 2019 (Japan Standard Time) for the benefit of the Target Company.

Article 1 (Guarantee Ratio)

Tiger and Phoenix hereby confirm that, as prescribed in the Limited Guaranty, Tiger and Phoenix shall have the Guaranteed Obligations (as defined in the Limited Guaranty; the “Guarantee Obligations”), respectively, at a ratio of 35 (Tiger):65 (Phoenix) (the “Guarantee Ratio”). If either party hereto performs, in addition to its own Guarantee Obligations under the Limited Guaranty, a part of the other party’s Guarantee Obligations on behalf of the other party, such performing party may claim a repayment of the amount paid exceeding its own Guarantee Ratio against the other party.

Article 2 (Distribution of the Termination Fee)

1

If the Parent receives the Termination Fee (as defined in the Merger Agreement) or other payment of damage compensation or other obligations from the Target Company pursuant to or in connection with the Merger Agreement, Tiger and Phoenix hereby agree to receive, at a ratio of the Guarantee Ratio, a distribution of the amount received by the Parent based on such payment (the “Amount Received by the Parent”).

2

If, with respect to the Amount Received by the Parent, either party hereto receives an amount exceeding the amount obtained by multiplying the Amount Received by the Parent by its Guarantee Ratio from the Parent or the Target Company, the receiving party shall pay such excess amount to the other party.

Article 3 (Decision-Making by the Parent/the Merger Sub)

During the period after the execution of the Merger Agreement up to the Closing (as defined in the Merger Agreement), Tiger and Phoenix shall cause the Parent or the Merger Sub to make its own decision, with the prior written consent of Tiger and Phoenix, regarding any modifications and amendments to the Merger Agreement and any decision-making and other judicial and factual acts (including, but not limited to, the Parent’s or the Merger Sub’s approval, consent, notification or waiver and any act of providing information as set forth in Article 6.01

(a) of the Merger Agreement) to be made by the Parent or the Merger Sub pursuant to the Merger Agreement, and neither Tiger nor Phoenix shall allow the Parent or the Merger Sub to make such decision-making or any acts related to the Merger Agreement without the prior written consent of Tiger and Phoenix.

Article 4 (Target Company Shares Already Owned by Phoenix)

1

Tiger and Phoenix hereby confirm that Tiger does not have any shares of the Target Company as of the execution hereof and that any shares of the Target Company whose voting rights or disposal rights have been owned, directly or indirectly (through any subsidiary of Phoenix or any other corporation which is controlled by of Phoenix), by Phoenix at or before the execution of the Merger Agreement (the “Shares Already Owned by Phoenix”) are not included in the subject matters of this Memorandum.

2

This Memorandum or any contracts or other agreements between Tiger and Phoenix which are entered into by and between Tiger (including Tiger’s affiliates; hereinafter, the same shall apply in this paragraph) and Phoenix (including Phoenix’s affiliates; hereinafter, the same shall apply in this paragraph) shall not be interpreted to, or interpreted to have an intention to, grant or transfer any disposal rights or voting rights pertaining to the Shares Already Owned by Phoenix to Tiger.

3

Tiger and Phoenix hereby confirm that Phoenix may, at its own discretion, exercise or waive its voting rights pertaining to the Shares Already Owned by Phoenix, without granting a consent right with respect to the Shares Already Owned by Phoenix to Tiger.

Article 5 (Compensation for Damages)

If either party hereto violates any of its obligations under this Memorandum, such party shall compensate any and all damages, losses, expenses and costs (including, but not limited to, reasonable legal fees) incurred, directly or indirectly, by the other party due to or in relation to such violation.

Article 6 (Modification or Amendment)

This Memorandum may be effectively modified or amended only by a written document on which Tiger and Phoenix affix their signatures or printed names and seals.

Article 7 (Validity)

1	This Memorandum is a legally binding agreement between the parties hereto.

2

The terms of this Memorandum shall be in force and effect only during the period after the execution hereof up to the Closing under the Merger Agreement and become null and void on or after the Closing; provided, however, that the provisions of Articles 1, 2, 5, 7 and 8 hereof shall continue to be effective after the Closing.

Article 8 (Jurisdiction)

Both parties hereto hereby consent to the exclusive jurisdiction of the Tokyo District Court of Japan of first instance with respect to any dispute between Tiger and Phoenix regarding this Memorandum.

Article 9 (Consultation in Good Faith)

Any matter not prescribed in this Memorandum and any doubts arising in respect of any term hereof shall be settled by Tiger and Phoenix in accordance with the principle of faith and trust after mutual consultation in good faith.

(The remainder is intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Memorandum to be executed in duplicate as of the date first above written, each party retaining one (1) original copy thereof.

Tiger:

/s/ Mizuho Leasing Company, Limited (company seal)

Phoenix:

/s/ Marubeni Corporation (company seal)